Rondout Partners, LLC

Report Pursuant to Rule 17a-5 (d)

Audited Financial Statements

For the Year Ended December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70190

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rondout Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

617 Berme Road
                                        (No. and Street)

High Falls   NY   12440
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole DeLany   (646)753-0040   nd@rondoutgroup.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
                    (Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103   Iselin   NJ   08830
(Address)   (City)   (State)   (Zip Code)

09/18/2003   217
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Karen Halliday _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rondout Partners, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICK CULLEN
Notary Public, State of New York
No. 01CU6384472
Qualified in Kings County
Commission Expires Dec. 10, 20 22

Notary Public

Signature:

Title: PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RONDOUT PARTNERS, LLC

TABLE OF CONTENTS





517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Rondout Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rondout Partners, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2022

Miami • Los Angeles • Cayman Islands

RONDOUT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 478,599
Prepaid Expenses	27,902
TOTAL ASSETS	**$ 506,502**

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$ 33,204
Payroll Taxes Payable	18,435
Total Liabilities	51,639
Members' Equity	454,862
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 506,502**

See accompanying notes to financial statements.

1. Organization and Nature of Business Activity

Rondout Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC), all effective February 15, 2019. It was formed on May 25, 2018 as a multiple member Limited Liability Company in the State of New York, where it is located. The Company changed its name from Dalkeith Group, LLC on November 9, 2020.

The Company engages in the private placement of securities and providing associated advisory services.

Effective December 31, 2020, the Company revised its FINRA Membership Agreement to rely on *Footnote 74 of SEC Release No. 34-70073.* The Company is not subject to the requirements of SEC Rule 15c3-3 by nature of its business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash

The Company maintains a bank account with a major financial institution. The company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $478,599 at December 31, 2021 exceeded the FDIC limit. The Company has not experienced any losses with respect to this concentration. See Note 12.

Receivables

Accounts receivable are uncollateralized obligations due under normal terms granted by the Company. An allowance for doubtful accounts is recorded as necessary to state Accounts receivable at net realizable value. The Company's assessment of relevant collectability factors is in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company had no Accounts receivable as of December 31, 2021.

2. Summary of Significant Accounting Policies - continued

Revenue Recognition

The Company recognizes revenues in accordance with *ASC 606, Revenue from Contracts with Customers.* Revenues are stated net of amounts deemed not probable of realization. The Company's methodology:

o   A valid contract is approved by both parties, who are committed to its completion.

o   The Company identifies its performance obligations under the contract terms.

o   The Company determines the contract revenue amount as that both probable of collection and, for variable consideration and uncertainties, not a probable risk of subsequent reversal when such matters are resolved;

o   The Company's contract revenue is allocated among its performance obligations;

o   The Company recognizes the revenue associated with its completed performance obligations;

o   Annually, the Company: 1) performs the *ASC 326* net realizable value assessment referred to in the preceding paragraph; and 2) updates the above-noted evaluation of revenue related to variable consideration and uncertainties;

o   Customer billings are made in accordance with the contract's terms, which may result in differences between amounts billed and those appropriate for revenue recognition. In such cases, the Company records an asset or liability balance to properly state revenues.

The Company earns fees from the private placement of securities; and providing related advisory services. These fees are recognized when the associated performance obligations per the customer agreement are satisfied, subject to the Company's stated realization and collectability reviews. Typically, private placement fees are recognized upon the closing date of the underlying placement transaction, when the counterparty and terms are established, and collection becomes assured. Retainer and advisory services fees are typically recognized over a period of time or as specific services are performed, depending on the terms of the customer agreement.

Engagement Costs

Costs that are associated with customer engagements may include commissions; bonuses; sub-contracted and expert services; governmental authority fees; and other expenses. The Company recognizes these engagement costs in the same accounting period as the related contract revenues. In the event that a customer engagement is ended before completion, the associated engagement costs are written off.

3. Income Taxes

As a multi-member limited liability company, the Company files its income tax returns as a partnership. Its net income or loss is allocated to the Members, who are individually responsible for the federal and state income taxes on their share of the Company's net income (loss). Therefore, no provision for federal and state income taxes has been made in these financial statements.

The Company is required to file income tax returns in both federal and the state tax jurisdictions in which it operates. The Company's tax returns are subject to examination by these tax authorities in accordance with the applicable statute of limitations, generally three years. No tax examinations occurred during the year ended December 31, 2021.

4. SEC Rule 15c3-3

As stated in Note 1, the Company does not claim an exemption from SEC Rule 15c3-3 under the exemption provisions of that Rule's paragraph (k). Instead, the Company qualifies for exemption from Rule 15c3-3 by reliance on *Footnote 74 of SEC Release No. 34-70073*, including:

- o the Company does not directly or indirectly receive, hold, or otherwise owe customers' funds or securities, as defined;
- o does not carry customers' accounts;
- o does not carry Proprietary Accounts of Broker-Dealers ("PAB Accounts).

The Company is required to file an annual Exemption Report concerning its compliance with the *Footnote 74* requirements and exemption from Rule 15c3-3.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $426,960 which was $421,960 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

6. Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

7. Commitments and Contingencies

The Company may at times be involved in litigation, claims and regulatory actions arising out of its business. The Company is not aware of any such matters against the Company as of December 31, 2021 and for the year ended December 31, 2021. The Company had no commitments, guarantees or indemnifications as of December 31, 2021.

8. COVID-19

In response to the COVID-19 pandemic, the Company has worked remotely to the extent possible since the outbreak occurred during the first quarter of 2020. The Company is unable to ascertain the pandemic's effect on its financial statements to-date, nor predict the pandemic's future course and impact.

9. Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2021 through the date the financial statements were issued. There were no matters identified which required recording or disclosure in the financial statements, except as follows.

The Members made a $300,000 capital withdrawal in February 2022.